Contact

www.linkedin.com/in/
krishnasrinivasan1 (LinkedIn)

Top Skills

Venture Capital
Entrepreneurship
Investments

Krishna Srinivasan

Founding Partner at LiveOak Venture Partners, Chairman of the Board at DISCO, Chairman of the Board at The Miracle Foundation
Austin, Texas, United States

Summary

Proven technology investor with a focus on early stage opportunities in tech and tech enabled services

Krishna Srinivasan is a co-founder of LiveOak Venture Partners and has been investing in early stage Texas based companies and entrepreneurs since 2000. His board involvements at LiveOak include CS Disco, Digital Pharmacist (acquired by K1), Homeward, Hive9, Iris Plans, Imandra, Ojo Labs, Opcity (acquired by Newscorp), Rollick, SchooLinks, StackEngine (acquired by Oracle), Talent Guard, and Telestax.

Prior to co-founding LiveOak, Krishna was a Partner at Austin Ventures and previously he was with Motorola where he wrote large scale optimization software for supply chain planning and worked with a variety of business units on strategic and operational issues. He started his professional career at SEMATECH.

Krishna received his MBA from Wharton where he graduated with highest academic honors as a Palmer Scholar. He also has an MS in Operations Research from the University of Texas at Austin, and a BS in Mechanical Engineering from the Indian Institute of Technology, where he graduated with high all-round honors.

Krishna is one of the founding members and previously served as a board member of TiE Austin and currently serves as Chairman of the Miracle Foundation board, an Austin-based organization that supports orphanages in India and foster care programs in the United States.

Specialties: Venture Investments -- seed, early and expansion stages

Experience

LiveOak Venture Partners

Founding Partner

January 2012 - Present (12 years)

Austin, Texas Area

LiveOak Venture Partners is a venture capital firm that is focused on investing in early-stage technology companies based predominantly in Texas

The Miracle Foundation-TMF

Chairman of the Board of Directors

June 2008 - Present (15 years 7 months)

The Miracle Foundation is an organization dedicated to empowering children to reach their full potential, one orphan at a time. (www.miraclefoundation.org)

DISCO

Chair Of The Board Of Directors

December 2013 - Present (10 years 1 month)

Austin, Texas Area

Backflip

Member Board Of Directors

December 2021 - Present (2 years 1 month)

Eventus Systems

Member Board of Directors

February 2020 - Present (3 years 11 months)

Austin, Texas, United States

Homeward

Member Board Of Directors

December 2018 - Present (5 years 1 month)

Austin, Texas Area

Kinjo

Member Board of Directors

January 2022 - Present (2 years)

Austin, Texas, United States

LitLingo Technologies

Member Board of Directors

January 2020 - Present (4 years)
Austin, Texas, United States

Nada Inc.
Member Board Of Directors
June 2022 - Present (1 year 7 months)

OJO Labs
Member Board of Directors
January 2016 - Present (8 years)
Austin, Texas Area

RealWork Labs
Member Board Of Directors
July 2021 - Present (2 years 6 months)
Austin, Texas, United States

Rollick, Inc.
Member Board Of Directors
September 2018 - Present (5 years 4 months)
Austin, Texas Area

SchooLinks
Member Board Of Directors
March 2021 - Present (2 years 10 months)
Austin, Texas, United States

TalentGuard
Member Board Of Directors
July 2019 - Present (4 years 6 months)
Austin, Texas Area

Imandra
Member Board Of Directors
April 2019 - September 2021 (2 years 6 months)

TeleStax
Member Board Of Directors
June 2017 - August 2021 (4 years 3 months)
Austin, Texas Area

Acquired by Mavenir

Hive9
Member Board of Directors
May 2015 - August 2021 (6 years 4 months)
Austin, Texas Area

Acquired by Brandmaker

Iris Plans
Member Board Of Directors
September 2017 - December 2019 (2 years 4 months)
Austin, Texas Area

Acquired by Aledade Inc.

Digital Pharmacist Inc.
Member Board of Directors
October 2015 - December 2018 (3 years 3 months)
Austin, Texas Area

Acquired by K1 Investment Management for over $100MM

https://www.bizjournals.com/austin/news/2019/03/11/health-tech-software-company-digital.html

Opcity
Board Observer
September 2016 - October 2018 (2 years 2 months)
Austin, Texas Area

Acquired by Newscorp for $210MM.

https://www.americaninno.com/austin/inno-news/austin-real-estate-tech-startup-opcity-to-be-acquired-for-210m/

StackEngine
Member Board of Directors
July 2014 - December 2015 (1 year 6 months)

Acquired by Oracle

Austin Ventures
Partner
February 2000 - January 2010 (10 years)

McKinsey
Summer Associate

May 1999 - September 1999 (5 months)

Motorola
Staff Engineer
June 1995 - July 1998 (3 years 2 months)

SEMATECH
Modeling Analyst
June 1994 - May 1995 (1 year)

Education

Wharton
MBA, Entrepreneurship and Finance · (August 1998 - May 2000)

University of Texas, Austin
MS, Operations Research · (August 1993 - May 1995)

Indian Institute of Technology, Madras
B.Tech, Mechanical Engineering · (1989 - 1993)